United States

Securities and Exchange Commission

Washington, DC 20549

Form 12b-25

Notification of Late Filing

SEC File Number 001-35575

CUSIP Number 15132H101

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I

Registrant Information

Cencosud S.A.

Full Name of Registrant

Former Name if Applicable

Av. Kennedy 9001, Piso 6

Address of Principal Executive Office (Street and Number)

Las Condes, Santiago, Chile

City, State and Zip Code

Part II

Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III

Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file the Form 20-F for the year ended December 31, 2012 on or before April 30, 2013 without unreasonable effort or expense due to recent developments in Chile concerning the resolution of a material litigation against a subsidiary of the registrant, necessitating additional time to determine the amounts required to be provisioned in the financial statements of the registrant pursuant to applicable accounting rules, as such amounts cannot be estimated by management until an agreement on certain parameters is reached with a third party, resulting in delays in the completion of the registrant’s financial statements. On April 24, 2013, the Supreme Court of Chile rendered its ruling in a class action suit filed by the Servicio Nacional Del Consumidor (the National Consumer Service of Chile, or “SERNAC”), a Chilean governmental entity, against Administradora de Tarjetas S.A. (“CAT”), a subsidiary of the registrant, determining that CAT included certain clauses in its 2006 contracts with cardholders that were abusive to consumers, said clauses allowing CAT to charge incremental maintenance fees to cardholders, without the written consent of said cardholders. The ruling was final and non-appealable, and requires CAT to reimburse certain cardholders for excess monthly maintenance fees charged since 2006, plus adjustments for inflation and interest, using a formula included in the court’s ruling. The amount ultimately required to be paid in respect of this matter will be determined by applying the court’s formula, for which agreement with SERNAC regarding the mechanics and parameters to be used is needed. In order for the registrant to make a proper good faith provision estimate of the charges to its 2012 financial statements, discussions with SERNAC on the preliminary interpretation of the court’s ruling are needed. Until discussions with SERNAC regarding the assumptions to be used take place, the registrant will be unable to properly determine the amount that needs to be provisioned in its audited financial statements as required by International Financial Reporting Standards issued by the International Accounting Standards Board. Initial meetings between the registrant and SERNAC are expected to occur in the upcoming days.

Part IV

Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Maria Soledad Fernandez	+56	22959-0368
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cencosud S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	April 30, 2013	By	/s/ Juan Manuel Parada Juan Manuel Parada Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Attention Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).